Exhibit 99.1

New River Announces Expiration of Hart-Scott-Rodino Waiting Period

Radford, VA., March 19, 2007 - New River Pharmaceuticals Inc. (NASDAQ: NRPH) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) with respect to the cash tender offer by a wholly owned subsidiary of Shire plc (LSE: SHP.L; NASDAQ: SHPGY; TSX: SHQ) (Shire) for all outstanding shares of New River common stock at a price of $64.00 per share, expired at 11:59 p.m., New York City time, on March 16, 2007. The tender offer was commenced on March 2, 2007, pursuant to the previously announced agreement of merger among Shire, its wholly owned subsidiary and New River.

The expiration of the HSR waiting period satisfies one of the conditions to the tender offer. Consummation of the tender offer remains subject to approval of the proposed acquisition by Shire's shareholders, the tender of a majority of New River shares on a fully diluted basis and the satisfaction of certain other customary conditions.

New River Pharmaceuticals Inc. is a specialty pharmaceutical company developing novel pharmaceuticals that are generational improvements of widely prescribed drugs in large and growing markets.

For further information on New River, please visit the company’s website at www.nrpharma.com.

Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell New River common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials, which were mailed to New River’s shareholders) filed by a subsidiary of Shire with the Securities and Exchange Commission (“SEC”) on March 2, 2007. In addition, on March 2, 2007, New River filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer, which was mailed to New River’s shareholders. The tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained free of charge by contacting the information agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. or Canada) or (412) 232-3651 (toll-free from outside the U.S. and Canada). In addition, all of these materials (and all other materials filed by New River and Shire with the SEC) are available for free at the website maintained by the SEC at www.sec.gov.

Contacts:

The Ruth Group
John Quirk (investors)
646-536-7029
jquirk@theruthgroup.com

Zack Kubow (media)
646-536-7020
zkubow@theruthgroup.com